June 24, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for the fiscal year ended January 29, 2010
Filed March 30, 2010
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K as set forth in your letter dated June 10, 2010.  The Company’s responses follow the order in which the staff’s comments were submitted to us in your letter.  The Company first sets forth each of your comments as numbered in your letter, and then provides the responses in italics specifically addressing each of your comments.

In connection with the Company’s response to the staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the information set forth herein, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Form 10-K for the fiscal year ended January 29, 2010

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment – Operating Stores

Comment 1

1.
We note your response to our prior comment one, and your disclosures in your Form 10-Q for the period ended April 30, 2010.  While we note your intentions regarding future disclosures for operating stores for which undiscounted cash flows do not substantially exceed total net book value, please also revise future filings to address the following items:

•	Clarify that you evaluate stores for triggering events on a quarterly basis;
•	Clarify, to the extent material, whether there were any stores experiencing a triggering event; and
•	Disclose, if appropriate, that you determined the expected undiscounted cash flow of your operating store assets substantially exceeded their net book values.

Response

In future disclosures of critical accounting policies and estimates, we will clarify that we evaluate operating stores for triggering events on a quarterly basis.  In future filings, to the extent material, we will also disclose whether there were any stores experiencing a triggering event during the reporting period.  In addition, we will disclose, if appropriate, that we determined the expected undiscounted cash flows of our operating store assets substantially exceeded their net book values for those stores experiencing a triggering event.

Item 15 – Exhibits, Financial Statement Schedules, page 16
3. Exhibits, page 18

Comment 2

2.
It appears that you have omitted the schedules and exhibits referenced in your Amended and Restated Credit Agreement dated June 15, 2007.  Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

Response

We will file with our next quarterly report on Form 10-Q a complete copy of our Amended and Restated Credit Agreement dated June 15, 2007, including all schedules and exhibits referenced therein.

Definitive Proxy Statement on Schedule 14A

Board Meetings, Committees of the Board and Board Leadership Structure, page 10, Board Leadership Structure, page 10

Comment 3

1.	In future filings, please disclose the effect, if any, that the board’s role in risk oversight has on your board’s leadership structure. See Item 407(h) of Regulation S-K.

Response

We acknowledge the Staff’s comment and in future filings for which this disclosure is required we will disclose the effect, if any, that the board’s role in risk oversight has on the Company’s board leadership structure.

Executive Officer Compensation, page 16
Analysis of the “Market,” page 18

Comment 4

2.
We note your disclosure that your executive compensation program “is intended to provide total annual compensation at the median of companies of similar size and complexity when the [you] meet [your] financial performance goals.”  We also note your disclosure on page 19 that “total target compensation opportunities for all the executives other than Mr. Niblock were within market levels.”  In future filings, please indicate where actual total annual compensation amounts fall relative to benchmarked levels.  In addition, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.

Response

We acknowledge the Staff’s comments.  The Compensation Committee uses the benchmarked levels to set targeted annual compensation amounts payable if Lowe’s achieves target financial performance.   The benchmarked levels do not affect actual total annual compensation except in connection with the setting of the targeted annual compensation amounts.

In future filings we will continue to include a description of the compensation benchmarking undertaken by the Compensation Committee.  In addition, for each executive we will disclose where the total target annual compensation amount falls relative to the benchmarked level and the reasons for any significant variance.  We will also continue to disclose the financial performance targets set by the Compensation Committee, Lowe’s actual performance and the actual annual compensation paid to each executive based on Lowe’s actual performance.

We believe these disclosures will meet the needs of investors in understanding Lowe’s executive compensation program and the decisions made by the Compensation Committee.  Because benchmarked levels do not affect actual compensation except in connection with the setting of targeted compensation amounts, we do not believe disclosure of where actual total annual compensation amounts fall relative to benchmarked levels will provide investors with any additional meaningful information.